

April 10, 2014

Mr. Yazhong Liao
President
Comjoyful International Company
J4-2-12, Diplomatic Residence Compound,
No.1 Xiushui Street, JianguomenWai,
Chaoyang District, Beijing 100600, China

> **Re: Comjoyful International Company**
> **Amendment No. 1 to Form 8-K**
> **Filed March 31, 2014**
> **File No. 000-08299**

Dear Mr. Liao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Financial Statements

1.   Please file an amended Form 8-K with the audited financial statements of Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd. for the years ended December 31, 2013 and 2012.

Risk Factors

If the PRC Government determines that the contractual arrangements through which we control Wuxi KJF do not comply with applicable regulations, our business could be adversely affected., page 17

2.   We note your response to comment two. Please revise your risk factor heading to specifically address the unenforceability of the Equity Pledge Agreement in the absence of its registration with the Administration of Industry and Commerce. Likewise, please revise the body of the risk factor to disclose the time frame within which you will seek to have the Equity Pledge Agreement registered.

Management's Discussion and Analysis of Financial Condition, Results of Operations and Prospects

Cost, page 26

3.   We note your response to comment 11. It appears that you are relying on the provisions of ASC 330 as your basis for allocating fixed costs between cost of sales and cost of excess capacity. It does not appear that your accounting policy falls within the scope of ASC 330. Please revise to present cost of revenue and cost of excess capacity as one line item expense on the face of your income statement.

Liquidity and Capital Resources, page 27

4.   Please revise the tables disclosing the summary of your cash flows on pages 27 and 29 to include the net change in cash for each period presented, consistent with your Statement of Cash Flows.

5.   We note your response to comment 10 in which you state that the company mainly generates cash to meet short- and long-term cash requirements by selling "VIP cards for Kang Jia Fu Royal Traditional Health Clubhouse." Please revise to include this information in your disclosures. In addition, as currently described you indicate that management plans to "raise necessary working capital by obtaining funds from investors to new clubs we plan to open, and the owners of the Company would provide any capital gap." Please revise to clearly describe how you intend to meet your short- and long-term cash requirements associated with your current operating clubs and more fully explain how funds received from investors of new clubs are used and if there are any restrictions imposed on the use of these funds.

Item 9.01 Financial Statement and Exhibits.

(b) Pro Forma Financial Information

6.   We note your response to comment 13. Please tell us in more detail about the specific provisions of the Unanimous Action Confirmation Letter that transfer the "operational decisions and controlling power" to Wuxi KJF. In this regard, we note that the Partnership Co-Investment Agreement filed as exhibit 10.6 with the Form 8-K on January 21, 2014 does not describe the level at which decisions are made, by the general partners or by the limited partnership as a whole. Therefore, please also provide us with a translated form of the Unanimous Action Confirmation Letter executed for the Wuxi, Nanjing and Jintan clubs and file as an exhibit.

7.   We refer to your pro forma combined balance sheet presentation. It appears that additional paid-in-capital and accumulated deficit represent results of operations from the entity's operations prior to the acquisition by Comjoyful International, Ltd. in 2012. Accordingly, it is unclear to us why you did not include a pro forma adjustment to eliminate additional paid-in-capital and accumulated deficit to present Wuxi KJF as the continuing entity. Please advise.

Exhibit 99.1

Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd.

Note 3. Summary of Significant Accounting Policies, page F-10

8.   We note your response to comment 16. Please tell us in more detail about the specific provisions of the Unanimous Action Confirmation Letter that transfer the "operational decisions and controlling power" to Wuxi KJF. In this regard, we note that the Partnership Co-Investment Agreement filed as exhibit 10.6 with the Form 8-K on January 21, 2014 does not describe the level at which decisions are made, by the general partners or by the limited partnership as a whole. Therefore, please also provide us with a translated form of the Unanimous Action Confirmation Letter executed for the Wuxi, Nanjing and Jintan clubs and file as an exhibit.

Property and Equipment, page F-12

9.   We note your response to comment 17. You state that costs capitalized as leasehold improvements include "payments to fitment construction companies, construction materials, air conditioning system, electricity system." Tell us in detail about the nature of these costs and your basis for capitalization. For example, it is not clear to us why you, as the lessee, are capitalizing air conditioning and "electricity" systems and what types of costs are included in construction materials. Please explain.

10.   Leasehold improvements should generally be amortized on a straight-line basis over the shorter of the estimated useful life of the assets or the lease term. In this regard, provide us with an analysis of those costs capitalized as leasehold improvements by lease, including the lease term and explain how you determined the five year estimated useful life is appropriate.

11.   Revise to provide clear disclosures about the material terms of your operating leases. At a minimum, describe usual contract terms and specific provisions in leases relating to rent increases, rent holidays, contingent rents, and leasehold incentives. The disclosures should comply with ASC 810-10-50 and, at a minimum, address the following:

●   Material lease agreements or arrangements;
●   The essential provisions of material leases, including the original term, renewal periods, reasonably assured rent escalations, rent holidays, contingent rent, rent concessions, leasehold improvement incentives, and unusual provisions or conditions;
●   The accounting policies for leases, including the treatment of each of the above components of lease agreements;
●   The basis on which contingent rental payments are determined with specificity, not generality; and
●   The amortization period of material leasehold improvements made either at the inception of the lease or during the lease term, and how the amortization period relates to the initial lease term.

12.   Revise to disclose rent expense for each period for which an income statement is presented, with separate amounts for minimum rentals, contingent rentals, and sublease rentals. Refer to ASC 840-20-50-1.

Cost of Revenue, page F-13

13.   We note your response to comment 18. Revise to present cost of revenue and cost of excess capacity as one line item expense of the face of your income statement. Since it appears that you believe it is important for your investors to understand the amount of underutilized capacity at each of your health clubs and how it relates to your reported costs, revise the disclosures in "Management's Discussion and Analysis of Financial Condition, Results of Operations and Prospects" beginning on page 23 in accordance with Item 3-03 of Regulation S-K. Please see related interpretive guidance, which can be found at: http://www.sec.gov/rules/interp/33-8350.htm.

Note 11. Advances from Investors of New Clubs, page F-16

14.   We note your response to and reissue, in part, comment 19. Revise to describe any restrictions on the cash received from investors for each club. We note that during 2013, you received $2.7 million in cash from new investors. Please tell us what legal remedies an investor would have if a club were not opened.

Note 12. Unearned Income, page F-17

15.   We note your response to comment 20. Please describe in detail to us the membership and prepayment options you offer to your customers and tell us of any related refund policies.

16.   In addition, please revise your disclosures in Management's Discussion and Analysis of Financial Condition, Results of Operations and Prospects to describe the number of individual customers represented by Unearned Income at period end and the period of time over which you expect to realize this revenue.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director